PLADEO CORP.

Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vincenza 3108
Leon, 37134
Mexico

February 21, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Pladeo Corp.
    Amendment No. 5 to Registration Statement on Form S-1/A
    Filed January 24, 2013
    File No. 333-182714

Dear: Barbara C. Jacobs

In response to your letter dated February 4, 2013 which included comments regarding our registration statement, we have prepared the following responses:

EXHIBIT 5.1

1. We note that the legal opinion indicates that counsel "express[es] no opinion as to the accuracy or adequacy of the disclosure contained in the Registration Statement." Please have counsel provide us with their analysis as to why this disclaimer is necessary and appropriate.

Response: Counsel have provided you with his analysis.

2. You state that in conducting your examination of documents executed by parties other than the Company, you assumed that "such parties had the power, corporate, limited liability company or other, to enter into and perform all obligations." As it currently reads, the meaning of the sentence is unclear. Please revise accordingly.

Response: We have revised our disclosure as requested.

Thank you.

Sincerely,


/s/ Lisbeth Guerrero
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Lisbeth Guerrero
President